UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.  20549


                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         Transportation Safety Lights, Inc.
----------------------------------------------------------------------------
                   (Name of Small Business Issuer in its charter)


          Nevada                                            88-0451101
----------------------------------------           --------------------------
 (State or other jurisdiction of                      (I.R.S. Employer
  incorporation or organization)                      Identification Number)



500 N.Rainbow Blvd.Ste.300, Las Vegas,NV                        89107
----------------------------------------             ------------------------
 (Address of principal executive offices)                     (zip code)


Issuer's telephone number:    (702) 233-4500
                              --------------


Securities to be registered under section 12(b) of the Act:


     Title of Each Class                         Name on each exchange on which
     to be so registered                         each class is to be registered

___________________________________         ___________________________________

___________________________________         ___________________________________


Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 3,028,250 issued and outstanding as of December 31, 2000.

Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued and outstanding as of December 31, 2000.

                              TABLE OF CONTENTS

Part I--------------------------------------------------------------------    3

  Item 1. Description of Business-----------------------------------------    3
  Item 2. Management's Discussion and Analysis of Financial Condition
          and Plan of Operation-------------------------------------------    7
  Item 3. Description of Property-----------------------------------------    8
  Item 4. Security Ownership of Certain Beneficial Owners and Management--    9
  Item 5. Directors and Executive Officers, Promoters and Control Persons-    9
  Item 6. Executive Compensation------------------------------------------   10
  Item 7. Certain Relationships and Related Transactions------------------   11
  Item 8. Description of Securities---------------------------------------   11

Part II-------------------------------------------------------------------   13
  Item 1. Market Price of and Dividends on the Registrant's Common Equity
          and Related Stockholder Matters---------------------------------   13
  Item 2. Legal Proceedings-----------------------------------------------   13
  Item 3. Changes in and Disagreements with Accountants-------------------   13
  Item 4. Recent Sale of Unregistered Securities--------------------------   14
  Item 5. Indemnification of Directors and Officers-----------------------   14

Part F/S------------------------------------------------------------------   16

Part III------------------------------------------------------------------   26

  Item 1. Index to Exhibits-----------------------------------------------   26
  Item 2. Description of Exhibits-----------------------------------------   29

SIGNATURES----------------------------------------------------------------   30

INTRODUCTORY STATEMENT

Transportation Safety Lights, Inc. ("TSL" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on a nationally recognized exchange. Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-
looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.

                             Part I

Item 1.   Description of Business

A. Business Development

Transportation Safety Lights, Inc., hereinafter referred to as the "Company" or "TSL," was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Nevada on February 16, 2000. During February 2000, the Company's founders paid for organizational costs totaling $2,295 on behalf of the Company. The stockholders will not be reimbursed for those expenses. The Articles of Incorporation of the Company authorized the issuance of twenty million (20,000,000) shares of $0.001 par value Common Stock and five million (5,000,000) shares of $0.001 par value Preferred Stock. As of December 31, 2000, the Company has issued approximately 3,028,250 shares of Common Stock to approximately eighty-seven (87) shareholder of record.

In  the approximately nine months of operation from February  16,
2000  (Date  of  Inception) to December  31,  2000,  the  Company
generated  no  revenues and incurred a net loss of $15,120.   The
Company is considered a development stage company.

The  Company's  executive offices are located at 500  N.  Rainbow
Blvd, Ste 300, Las Vegas, NV 89107, phone: (702) 233-4500.

The Company's fiscal year end is December 31.

B. Business of Issuer

(1) Principal Products and Services and Principal Markets

TSL intends to market to the trucking industry innovative safety lights developed by the Company's founders. The Company believes that its products will improve the safety and efficiency in the trucking and logistics industries. The Company expects that its
products   will  significantly  reduce  the  number  of
vehicles colliding with truck-trailer tandems making wide turns, primarily at intersections. This should reduce (a) casualty losses,
(b) property losses, and (c) equipment and manpower downtime.

The Company's flagship product, the Transportation Safety Light, consists of a flasher assembly encased in a durable aluminum housing. The light housing attaches to the butt plate of the trailer or float at the same position where mud flaps are attached. As the driver is preparing to turn, the Transportation Safety Light emits a flashing message from the right or left rear of the trailer or float as a warning to vehicles approaching from behind. The illuminated message reads: "CAUTION WIDE RIGHT (or
LEFT) TURN NO PASSING". The "CAUTION" portion of the message flashes through a safety amber-colored Plexiglas plate. The Company believes that a flashing message will provide a more effective warning to motorists in danger of collision than the traditional blinking turn signal.

The Company has initiated a patent application process with the purpose of securing a U.S. patent for the Transportation Safety Light. At the time of this Registration Statement, however, the Company cannot estimate how long this application process will take and whether the Company will be able to patent its product at all.

The Company will outsource the manufacturing of its products.

The Company intends to refine the Transportation Safety Light before introducing it to the marketplace and lining up manufacturing and marketing partners. The current activities include completing the development of a prototype, identifying vendors of components and sub-assemblies, engineering an assembly and testing protocol, and preparing the educational and marketing materials to support market entry.

In addition to the Transportation Safety Light, the Company has plans for a series of related and ancillary products, designed to capitalize on the initial channels of distribution.

(2) Distribution Methods of the Products or Services

Because the Company plans to outsource all of its manufacturing, it will function primarily as a marketing organization. The Company's distribution goal is to support its products with a marketing program that is easy to implement and intuitively simple for the marketplace to understand. The Company's has developed a multifaceted marketing strategy, which includes promoting the prototype, enlisting support of independent manufacturers, achieving wide marketplace acceptance via targeted product placements, and lobbying governments for mandates and the insurance industry for allowances and/or rebates. As part of its promotional effort, the Company will license innovative educational programs and materials to marketing allies.

The following are priority marketing steps the Company plans to implement over the next twelve to eighteen months:
1.   Creation of a strong marketing team.
2.   Creation of hard-hitting marketing materials.
3.   National advertising and public relations.
4.   Identification of distribution and/or installation partners.
5. Development and implementation of distribution/installation education programs.
6.   Underwriter lobbying for endorsements.
7.   Regulatory lobbying for mandates.

The Company plans to focus on implementing these priority steps while keeping fixed costs and capital investment at an acceptable minimum.

(3)  Status of Any Announced New Product or Service

TSL has not publicly announced any products or services except those mentioned elsewhere in this Registration Statement. Any and all statements, included in this Registration Statement, regarding the status of such products and services is incorporated herein by reference to such statements.

(4)  Competitive   Business  Conditions  and   the   Issuer's
     Competitive Position

Annual casualty and property losses and the indirect costs from equipment and manpower downtime resulting from vehicles colliding with truck-trailer tandems in the process of making a wide turn (primarily at intersections) are growing at alarming rates. However, the current safety measure, an insignia that reads:
"CAUTION - This Vehicle Makes Wide Turns" does not appear effective, not least because it has become a part of the landscape and does not command the attention of drivers. The industry would benefit from a device commanding more attention than a bright sticker.

TSL's competition is comprised of companies applying a variety of technologies to enable the safe and efficient movement of people and goods. However, no other company presently markets a product similar to the Transportation Safety Light.

Despite its actual or perceived competitive advantages, TSL cannot guarantee market acceptance of its products or eventual profitability of its business. The Company is certainly facing intense competition in all aspects of its business from actual and potential competitors, a significant number of which have greater capital and other resources. Nevertheless, TSL believes that it has sufficient resources and qualified personnel necessary to be successful in maintaining its competitive edge. Of this, however, there can be no assurance.

(5)  Raw Materials and Suppliers

TSL will outsource all of its manufacturing. Consequently, the Company will depend on supplies of raw materials only indirectly. The Company believes that its future subcontractors will not be constrained in raw material and component supplies, as those supplies are readily available in competitive markets.

As of the date of this Registration Statement, the Company has not identified specific manufacturing subcontractors. The Company's ability to identify suitable subcontractors and ensure acceptable level of quality in manufacturing in the future will have a significant effect on the Company's performance and financial condition.

(6)  Customers

TSL plans to sell its products directly to various trucking companies and individual truck operators. Presently, the Company has no plans for retail distribution. The Company does not anticipate that its sales will disproportionately depend on a single customer.

However, if a government entity or a large insurer endorsed the Company's products and chose to implement a centralized purchasing program, the Company would depend disproportionately on orders from a single customer. At present time, however, the Company is not contemplating such scenario.

(7)  Patents,  Trademarks, Licenses, Franchises,  Concessions,
     Royalty Agreements, or Labor Contracts

The Company believes that its success is dependent in part on its ability to establish a recognizable brand image. Management intends to rely primarily on trade secret, trademark, and copyright laws, treaties and contractual agreements to establish and protect its potential proprietary rights. There can be no assurance that the steps taken by the Company will be sufficient to prevent misappropriation of its proprietary rights or that the Company's competitors will not independently develop methods or operations that are substantially equivalent or superior to the Company's.

The Company has initiated a patent application process with the purpose of securing a U.S. patent for the Transportation Safety Light. At the time of this Registration Statement, however, the application is pending updates of the prototype. The Company cannot estimate how long the application process will take and whether the Company will be able to patent its product at all. Thus, The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violate a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8)  Government Approval of Principal Products or Services

There is currently no direct federal regulatory burden that would materially affect the Company or its products. The primary regulatory requirements in the transportation industry come from state motor vehicle departments. To the best of the Company's knowledge, no government approval is required for its products.

(9)  Effect of Existing or Probable Government Regulations

The domestic market for highway and transportation safety products is directly affected by federal, state and local governmental policies. The Company's sales may be affected by changes in legislation and/or regulatory regime.

(10)  Research and Development Activities

Charles A. Keller ("Keller") and Richard Pope ("Pope"), the Company's founders, were the sole owners, inventors, and subsequent developers of the Company's truck safety light prototype ("Safety Light Prototype"). They gifted the yet unfinished product prototype to the newly formed Company for no consideration or stated value. As a result of that gift, Keller and Pope fully and permanently transferred to the Company any and all proprietary rights and future benefits that Keller and/or Pope may have owned or had claim to due to Keller and/or Pope's sole participation in the initial development of the Safety Light Prototype. The gift was effectuated by Keller and Pope to provide additional value and incentive for subsequent investors that would need to be solicited by the Company for capital
investment.   The  officers of the Company  concluded  that
transaction was not material. Therefore, the gift was accepted by the officers of the Company without a board ratification.

In the next twelve to eighteen months, the Company does not plan to incur any research and development expenses over the next twelve months. No research and development costs are or will be borne directly by customers.

(11)  Impact of Environmental Laws

The Company is not aware of any federal, state, or local environmental laws which would affect its operations.

(12)  Employees

The Company presently has no employees. None of the officers and directors are drawing compensation, and no formal employment agreements exist with any of them.

In order to implement the aggressive business plan of the Company, management recognizes a potential need for additional staff in the future. A marketing manager or representative, yet to be named, will have experience in truck and trailer equipment sales. A part-time CFO will be added as required by growing operations.

C.Reports to Security Holders

(1)  Annual Reports

Although TSL has not been required to do so, the Company  intends
voluntarily to deliver annual reports to security holders.   Such
annual reports will include audited financial statements.

(2)  Periodic Reports with the SEC

As of the date of this Registration Statement, TSL has not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, TSL will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

The public may read and copy any materials TSL files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2. Management's   Discussion  and   Analysis   of   Financial
        Condition and Plan of Operation

A. Management's Discussion and Analysis

In the approximately nine months of operation from February 16, 2000 (Date of Inception) to December 31, 2000, the Company generated no revenues and incurred a net loss of $15,120. During the same period, the Company earned $120 in non-operating income from bank interest. The Company is considered a development stage company.

The  Company's  expenses consisted of two major  categories:  (i)
general   &   administrative  expenses  of   $12,945   and   (ii)
organizational costs of $2,295.

As of December 31, 2000, the Company did not own, nor planned to purchase, any property or equipment. The Company utilizes office space provided without charge by a director of the Company.

The Company financed its operations during the period from February 16, 2000 to December 31, 2000 primarily by issuing capital stock in exchange for cash and services. The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock. In February 2000, the Company issued 2,000,000 shares of its $0.001 par value common stock to the Company's founders in exchange for cash of $4,705. During the same month, the Company's founders paid $2,295 for organizational costs on behalf of the Company. The Company did not reimburse that expense and, for accounting purposes, recorded it as a donation to additional paid-in capital. During December 2000, the Company issued 1,028,250 shares of its $0.001 par value common stock in exchange for cash and services in a state-registered offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933. The total proceeds to the Company net of offering expenses were $100,120.

As of December 31, 2000, the Company had a working capital of $92,000 that consisted mostly of cash. The Company believes that this amount is sufficient to support its operations for the next twelve to eighteen months. However, without realizing revenues, the Company will eventually face financial difficulties and need to raise additional capital. It is the intent of the Company, in the next twelve months, to generate revenues sufficient to operate as a going concern.

The Company plans to attain positive cash flow within the next twelve to twenty-four months. During this period, (i) the Company's President will focus on managing product and service development, (ii) outsourcing will be a cost control key, and
(iii) staffing will be held to a minimum. This plan should allow for rapid growth while keeping overhead low and preserving cash. At the end of the twenty-four months period, Transportation Safety Lights expects to have several marketing partners and systems operating in several market niches.

B.Segment Data

As  of  December  31,  2000, the Company has generated  no  sales
revenue.   Accordingly, no table showing percentage breakdown  of
revenue by business segment or product line is included.

Item 3.  Description of Property

A. Description of Property

The Company does not lease or rent any property. Office services are provided without charge by a director.

We believe that this arrangement is suitable given the limited nature of our current operations, and also believe that we will not need to lease additional administrative offices and/or research facilities for the next twenty-four(24) months. There are currently no proposed programs for the renovation,improvement or development of the facilities currently being utilized by the Company.

B. Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management

A. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


Title of Class    Name of Beneficial Owner (1)   Number of Shares  % of Class
-----------------------------------------------------------------------------
Common Stock   Charles A. Keller, Chairman,          1,000,000       33.02%
                 President, and CEO (1)

Common Stock    Richard Pope,Vice President (1)       1,000,000       33.02%
-----------------------------------------------------------------------------
Common Stock   Officers and Directors as a Group      2,000,000       66.04%

Common Stock   Cardona & Cardona, LLC (2)              200,000         6.60%

Footnotes:

(1). The address of Officers and Directors listed in the table is c/o Transportation Safety Lights,Inc.,500 N.Rainbow Blvd, Ste 300, Las Vegas, NV 89107.

(2). The address of Cardona & Cardona, LLC (2) is 1722 Primrose Path, Las Vegas, NV 89108.

B. Change in Control

No arrangements exist that may result in a change of control  of TSL.

Item 5.  Directors and Executive Officers, Promoters and Control
Persons

A.Directors, Executive Officers and Significant Employees

The names, ages, and positions of the Company's directors, executive officers, and significant employees are as follows:


NAME                AGE       POSITION                   DIRECTOR SINCE
-------------------------------------------------------------------------
Charles A. Keller    63   Chairman,President,and CEO   February 17, 2000
Richard Pope         53   Vice President               Not a director
Sandra Pope          56   Secretary and Treasurer,     February 16, 2000
                           Director

Charles A. Keller, Chairman of the Board of Directors, CEO, and President is currently President and Principal of Kelco Claim Service. He has thirty five years of experience in the insurance industry, much of that time serving as a senior manager or principal owner/operator of insurance claims offices. His expertise is in handling product liability, truck liability, cargo, and heavy equipment truck-tractor appraisals. Mr. Keller also has extensive technical experience in personal lines, property and auto, general liability, commercial property, and time element losses. Mr. Keller keeps pace with changes in insurance law and operations by taking advantage of industry sponsored continuing education programs.

Richard Pope, CSA, Vice President is Vice President, General Manager, and part-owner of Kelco Claim Service. He has twenty-seven years of experience in the insurance industry, working his way up through the ranks from staff Life Insurance Agent to his current position. His special experience includes handling large commercial and residential fires, general liability, casualty, all commercial and property lines. Mr. Pope also has six years of experience as the owner-operator of a general contracting business, doing both commercial and residential work.

Sandra Pope, Secretary Treasurer is part-owner and Office Manager, Corporate Secretary and Treasurer for Kelco Claim Service. She was educated in accounting and used that background as Comptroller for Holland Southwest International, Inc. In that role she was in charge of all financial records , including international letters of credit and financial statements.

B.  Family Relationships

Richard  Pope and Sandra Pope are married.  Charles A. Keller  is
Richard Pope's stepfather.

C.Involvement  on Certain Material Legal Proceedings  During  the
  Last Five Years

No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.   Executive Compensation

A.Remuneration of Directors, Executive Officers, and  Significant
  Employees

The following table sets forth all cash compensation to be paid by the Company to its executive officers and directors when this offering is complete:

NAME                     POSITION                 COMPENSATION
--------------------------------------------------------------------
Charles A. Keller   Chairman,President,and CEO    See Notes (2) & (3)
Richard Pope        Vice President                See Notes (2) & (3)
Sandra Pope         Secretary and Treasurer,      See Notes (2) & (3)
                     Director

Footnotes to Executive Compensation:

(1) Salaries to Date - No cash salary has been paid to an officer or employee of Transportation Safety Lights since the date of initial formation and incorporation of the Company in the State of Nevada on February 16, 2000.

(2) Salary - Presently, no officer or director is or expects to be drawing a salary.

(3) Commission Based Compensation - Until such time as the board of directors approve a new arrangement, the Company will pay its officers a commission on all sales of the Company's product they can generate. In this sense, if the Company does not generate any sales, no commission will be paid. The rate of commission will be determined by the Board of Directors at a future date.

(4) Annual Bonuses - Listed compensation does not include annual bonuses to be paid based on profitability and performance of the Company. These bonuses will be set, from time to time, by the Board of Directors.

B.Employment Contracts

The Company has no employment agreements with its officers and directors.

Item 7.  Certain Relationships and Related Transactions

The Company does not lease or rent any property. Office services are provided without charge by a director.

The Company's officers and directors are currently involved in other business activities and may, in the future, become involved in additional business opportunities. At present time and in the foreseeable future, no such business is or will be the Company's customer or supplier. Each officer plans to devote a minimum of 5 hours per week on average (about 10% of their weekly allotted business time) to Company's specific activities. If a specific new business opportunity becomes available, such persons may face a conflict in the selection between the company and their other business interests. The company has not yet formulated a policy for the resolution of such conflicts with the Current management team since the Company is still in the developmental stages. However, such a policy will be developed by the board of directors when an officer starts to work on a full time basis for the Company and they execute a new employment agreement which changes their respective salaries to a non-commissioned based annual amount.

Item 8.  Description of Securities

The Company, a Nevada corporation, is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value. The Company has currently issued approximately 3,028,250 shares of Common Stock to approximately eighty-seven (87) shareholder of record, including officers, directors, and employees of the Company and unaffiliated private investors. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. All of the shares of Common Stock, now outstanding are fully paid and non-assessable; and (v) the holders of Common

Stock have no conversion, preemptive or other subscription rights. There is no cumulative voting for the election of directors.

The Company is also authorized to issue 5,000,000 shares of Preferred Stock, $0.001 par value. As of December 31, 2000, no shares of Preferred Stock are issued and outstanding.

Part II

Item 1.Market  Price of and Dividends on the Registrant's  Common
       Equity and Related Stockholder Matters

A.Market for the Registrant's Equity

The Company's equity is currently not traded on any public market and there has been no trading market to date. As of December 31, 2000, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for our securities, but we may initiate such discussions in the future.

B.Outstanding  Options,  Conversions,  and  Planned  Issuance  of
  Common Stock

As of December 31, 2000, there are no outstanding options, conversions, or planned issuances of common stock of the Company.

C.Security Holders

The Company has currently issued approximately 3,028,250 shares of Common Stock to approximately eighty-seven (87) shareholder of record.

D.Securities that Could Be Sold Pursuant to Rule 144

There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

E.Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock.

As of the date of this Registration Statement, the Company does not have a formal dividend policy.

F.Transfer Agent and Registrar

The  Transfer Agent for the shares of common voting stock of  the
Company is Shelley Godfrey, Pacific Stock Transfer Company,  5844
S. Pecos, Suite D, Las Vegas, Nevada 89120, (702) 361-3033.

Item 2. Legal Proceedings

As of the date of this Registration Statement, the Company is not and  has  not  been  a  party  to any  pending  legal  proceeding
involving  any  private  party  or  federal,  state,   or   local
authority.

Item 3. Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of TSL resigned (or declined to stand for re-election) or was dismissed. To the best of management's knowledge, no disagreements exist between TSL and its principal accountant.

Item 4.  Recent Sale of Unregistered Securities

The Company was organized under the laws of the State of Nevada on February 16, 2000, and was authorized to issue up to 20,000,000 shares of Common Stock, par value $0.001, as well as 5,000,000 shares of Preferred Stock, par value $0.001.

On  February  18,  2000, the Company issued 2,000,000  shares  of
Common Stock, which were fully paid and non-assessable, to two founders of the Company. All those shares were issued under
Section 4(2) of the Securities Act of 1933.

On August 17, 2000, the Company was issued a permit to sell securities by the State of Nevada, pursuant to the Company's application for registration by qualification of its offering of Common Stock in that state. On December 1, 2000, the Company completed a public offering of shares of Common Stock pursuant to Regulation D, Rule 504 of the 1933 Act, as amended, and the registration by qualification of said offering in the State of Nevada, whereby it sold 1,028,250 shares of Common Stock at $0.10 per share (before deducting the expenses of the offering) to approximately 85 unaffiliated shareholders of record, none of whom were or are officers or directors of the Company.

Item 5.  Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            Part F/S

Item 1.   Financial Statements

The following documents are filed as part of this report:

Report of G. Brad Beckstead, CPA                                          F-1

Balance Sheet as of December 31, 2000                                     F-2

Statement of Operations for the period from February 16, 2000 (Inception)
to December 31, 2000                                                      F-3

Statement of Stockholder's Equity for the period from February16,2000
(Inception) to December 31,2000                                           F-4

Statement of Cash Flows for the period from February 16, 2000 (Inception)
to December 31, 2000                                                      F-5

Notes to Financial Statements                                           F-6,7

               Transportation Safety Lights, Inc.
                  (A Development Stage Company)

                          Balance Sheet
                              as of
                        December 31, 2000

                               and

                      Statements of Income,
              Changes in Stockholders' Equity, and
                           Cash Flows
                         for the period
              February 16, 2000 (Date of Inception)
                             through
                        December 31, 2000

                        TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Independent Auditor's Report                                    19

Balance Sheet                                                   20

Income Statement                                                21

Statement of Stockholders' Equity                               22

Statement of Cash Flows                                         23

Notes to Financial Statements                                   24

G. BRAD BECKSTEAD
-----------------
Certified Public Accountant
                                              330 E. Warm Springs
                                              Las Vegas, NV 89119
                                                     702.528.1984
                                              425.928.2877 (efax)

                  INDEPENDENT AUDITOR'S REPORT
February 12, 2001

Board of Directors
Transportation Safety Lights, Inc.
500 N. Rainbow Blvd., Suite 300
Las Vegas, NV 89107

I have audited the Balance Sheet of Transportation Safety Lights, Inc. (a Nevada corporation) (a Development Stage Company), as of December 31, 2000, and the related Statements of Income, Changes in Stockholders' Equity, and Cash Flows for the period February 16, 2000 (Date of Inception) to December 31, 2000. These
financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transportation Safety Lights, Inc., (A Development Stage Company) as of December 31, 2000, and the results of its operations and its cash flows for the period from February 16, 2000 (Date of Inception) to December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 5 to the financial statements, the Company has had limited operations and has not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  G. Brad Beckstead

G. Brad Beckstead, CPA

               Transportation Safety Lights, Inc.
                  (a Development Stage Company)
                          Balance Sheet

                                                     December 31, 2000
                                                     -----------------
Assets
Current assets:
Cash and equivalents                                          $91,650
Deposits                                                          350
                                                     -----------------
Total current assets                                           92,000
                                                     -----------------
                                                              $92,000
                                                     =================

Liabilities and Stockholders' Equity

                                                        $           -
Liabilities
Stockholders' Equity:

Preferred stock, $0.001 par value,
 5,000,000 shares authorized,no shares
 issued and outstanding                                             -

Common stock, $0.001 par value,
 20,000,000 shares authorized,
 3,028,250 issued and outstanding                               3,028

Additional paid-in capital                                    104,092
Deficit                                                       (15,120)
                                                     -----------------
Total stockholders' equity                                      92,000
                                                     -----------------
Total Liabilities and Stockholders' Equity                     $92,000
                                                     =================


The accompanying Notes are an integral part of these financial statements.

               Transportation Safety Lights, Inc.
                  (a Development Stage Company)
                        Income Statement

                                                 February 16,2000
                                                 (Inception) to
                                                 December 31, 2000

Revenue                                              $       -

Expenses:
  General and administrative                            12,945
  Organization costs                                     2,295
                                                     ----------
Total expenses                                          15,240
                                                     ----------
Other income
  Interest income                                          120
                                                     ----------
Net loss                                              $(15,120)
Weighted average number of common shares outstanding 3,028,250
                                                     ==========
Net loss per share                                   $       -
                                                     ==========


The accompanying Notes are an integral part of these financial statements.

                  Transportation Safety Lights, Inc.
                    (a Development Stage Company)
            Statement of Changes in Stockholders' Equity
  For the period February 16, 2000 (inception) to December 31, 2000



                                                      Deficit
                                                    Accumulated
                     Common Stock       Additional     During          Total
                 ---------------------   Paid-in     Development  Stockholders'
                   Shares     Amount      Capital       Stage         Equity
                 ----------  ---------  ---------   ------------    -----------
February 2000
Issued for cash   2,000,000    $2,000      $2,705      $      -      $   4,705

February 2000
Contributed capital                         2,295                        2,295

December 2000
Issued for cash
pursuant to Rule
504 offering      1,028,250     1,028      99,092                      100,120

Net loss
February 16,2000
(inception) to
December 31,2000                                        (15,120)       (15,120)
                 ----------  ---------  ---------   ------------    -----------
Balance as of
December 31,2000  3,028,250    $3,028    $104,092      $(15,120)     $  92,000
                 ==========  =========  =========   ============    ===========


The accompanying Notes are an integral part of these financial statements.

               Transportation Safety Lights, Inc.
                  (a Development Stage Company)
                     Statement of Cash Flows

                                                                February 16,
                                                             2000 (Inception)
                                                           to December 31, 2000
                                                           --------------------
Cash flows from operating activities
Net loss                                                              $(15,120)
Adjustments to reconcile net income to net cash
 used by operating activities:
   Increase in deposits                                                   (350)
                                                           --------------------
Net cash used by operating activities                                  (15,470)
                                                           --------------------
                                                           --------------------
Net cash provided (used) by investing activities                              -
                                                           --------------------

Cash flows from financing activities
   Issuance of capital stock                                            107,120
                                                           --------------------
Net cash provided by financing activities                               107,120
                                                           --------------------

Net (decrease) increase in cash                                          91,650
Cash - beginning                                                              -
                                                           --------------------
Cash - ending                                                           $91,650
                                                           ====================

Supplemental disclosures:
   Interest paid                                                   $          -
                                                           ====================
   Income taxes paid                                               $          -
                                                           ====================


     The accompanying Notes are an integral part of these financial statements.

               Transportation Safety Lights, Inc.
                  (A Development Stage Company)
                              Notes

Note 1 - History and organization of the company

The Company was organized on February 16, 2000 (Date of Inception) under the laws of the State of Nevada, as Transportation Safety Lights, Inc. The Company has limited operations, and in accordance with SFAS #7, the Company is considered a development stage company.

Note 2 - Accounting policies and procedures

Accounting policies and procedures have not been determined except as follows:

Accounting method
-----------------
  The Company reports income and expenses on the accrual method.

Estimates
---------
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
-------------------------
  The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 2000.

Reporting on the costs of start-up activities
---------------------------------------------
  Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
--------------
  Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share." Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of shares of common stock outstanding during the period. As of December 31, 2000, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
---------
  The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

Equipment
---------
  The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight-line method of depreciation with estimated useful lives of three years.

Year end
--------
  The Company has adopted December 31 as its fiscal year end.

               Transportation Safety Lights, Inc.
                  (A Development Stage Company)
                            Footnotes

Note 3 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended December 31, 2000, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations.

Note 4 - Stockholders' Equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

During February 2000, the Company issued 2,000,000 shares of its $0.001 par value common stock in exchange for cash of $4,705. Of the total received, $2,705 represents additional paid-in capital.

During  February  2000,  the  Company's  stockholders  paid   for
organizational  costs totaling $2,295 on behalf of  the  Company.
The stockholders will not be reimbursed for those expenses and, therefore, are considered additional paid-in capital.

During December 2000, the Company issued 1,028,250 shares of its $0.001 par value common stock pursuant to a Rule 504 of the Securities and Exchange Commission offering for cash, net of offering expenses, totaling $100,120. Of the total, $1,028 represents common stock and $99,092 represents additional paid-in capital.

There have been no other issuances of common or preferred stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 6 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 7 - Related Party Transactions

The Company does not lease or rent any property.  Office services
are  provided  without  charge by a  director.   Such  costs  are
immaterial to the financial statements and, accordingly, have not been reflected therein.

                            Part III

Item 1.   Index to Exhibits

Exhibit
Number    Name and/or Identification of Exhibit

1.        Underwriting Agreement
          None.  Not applicable.

2         Plan of Acquisition, Reorganization, Arrangement,
          Liquidation, or Succession
          None.  Not applicable.

3.        Articles of Incorporation & By-laws
(a)       Articles of Incorporation of the Company filed February 16, 2000.
(b) By-laws of the Company adopted February 17, 2000, as amended by Special Resolution of the Shareholders on August 7, 2000.

4.        Instruments Defining the Rights of Security Holders
          No instruments other than those included in Exhibit 3.

5.        Opinion on Legality
          Not applicable.

6.        No Exhibit Required

7.        No Exhibit Required

8.        Opinion on Tax Matters
          Not applicable.

9.        Voting Trust Agreement and Amendments
          None.

10.       Material Contracts
          None.

11.       Statement Re Computation of Per Share Earnings

          None. Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.       No Exhibit Required

13.       Annual or Quarterly Reports - Form 10-Q
          Not applicable.

14.       No Exhibit Required

15.       Letter on Unaudited Interim Financial Information
          Not applicable

16.       Letter on Change in Certifying Accountant
          None.  Not applicable.

17.       Letter on Director Resignation
          Not applicable.

18.       Letter on Change in Accounting Principles
          Not applicable.

19.       Reports Furnished to Security Holders
          Not applicable.

20.       Other Documents or Statements to Security Holders
          Not applicable.

21.       Subsidiaries of Small Business Issuer
          None.

22. Published Report Regarding Matters Submitted to Vote of Security Holders
          Not applicable.

23.       Consent of Experts and Counsel
          Not applicable.

24.       Power of Attorney
          None.  Not applicable.

25.       Statement of Eligibility of Trustee
          Not applicable.

26.       Invitations for Competitive Bids
          Not applicable.

27.       Financial Data Schedule
          No exhibit required

28.       No exhibit required

99.       Additional Exhibits
          None

Item 2.   Description of Exhibits

Exhibit
Number    Description of Exhibit

3.        Articles of Incorporation & By-laws
          (a)  Articles of Incorporation of the Company filed February 16,2000.
          (b) By-laws of the Company adopted February 17, 2000, as amended by Special Resolution of the Shareholders on August 7, 2000.

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

               Transportation Safety Lights, Inc.
----------------------------------------------------------------------
                          (Registrant)


Date:  February 26, 2001

By:    /s/ Charles A. Keller

           Charles A. Keller, President

By:    /s/ Sandra Pope

           Sandra Pope, Secretary and Treasurer